MUVR TECHNOLOGIES, INC.

FINANCIAL STATEMENT FOR THE PERIOD ENDED DECEMBER 31, 2023

WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT

TABLE OF CONTENTS



Salem
Certified Public Accountants, LLC

Independent Accountant's Review Report

To Management
Muvr Technologies, Inc.
221 West 9th St Ste 227
Wilmington, DE 19801

We have reviewed the accompanying financial statements of Muvr Technologies, Inc. which comprise the balance sheet as of December 31, 2023,and the related statements of income, statement of equity and statement of cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modification that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

DocuSigned by:
A4278CB3A96B424...

Khaled Saleem II, CPA
Certified Public Accountant
License No,: 065.052110

MUVR TECHNOLOGIES, INC
Balance Sheet
As at December 31, 2023

Assets	2023	Liabilities	2023
	$		$
Current Assets		**Current Liabilities**	
Cash and Bank	7,087.08	Provision for taxation	-
Trade Receivables	-		
Total Current Assets	**7,087.08**	**Total Current Liabilities**	**-**
Non-Current Assets		**Non-Current Liabilities**	
Property and Equipment	-	Loan Payable	-
Leasehold Improvements	-	**Total Non-Current Liabilities**	**-**
Total Non-Current Assets	**-**		
		Total Liabilities	**-**
		Shareholders' Equity	
		Owner's Equity	(84,517.00)
		Owners' Drawings	-
		Retained Earnings	91,603.62
		Total Equity	**7,086.62**
Total Assets	**7,087.08**	**Total Liabilities and Equity**	**7,086.62**

DocuSigned by:

A4278CB3A96B424...

CPA

CEO

MUVR TECHNOLOGIES, INC
Income Statement
For the year ended December 31, 2023

	2023
	$
Revenue	195,192
Gross Profit	**195,192**
Operating expenses	
Software expenses	30,906
Marketing and advertising	13,906
Professional services	13,719
Insurance	8,649
Salaries and wages	7,543
Dues and subscription	6,672
Legal expenses	5,000
Truck rental	4,631
Travel and transport	2,349
Meals and entertainment	2,039
Equipment	2,019
Website expenses	1,983
Telephone and internet	1,926
Supplies	934
Storage expenses	446
Bank charges	374
Investment cost	338
Medical expenses	92
Credit card payment	63
Operating expenses	**103,589**
Operating Profit	**91,604**
Depreciation and Amortization	-
Interest Expense	-
Profit before tax	**91,604**
Provision for taxation	-
Net Income	**91,604**

DocuSigned by:

A4278CB3A96B424...

_____
CPA

_____
CEO

MUVR TECHNOLOGIES, INC
Statement of Changes in Equity
For the year ended December 31, 2023

Equity as of December 31, 2022	$	-
Add		
Profit for the year ended December 31, 2023	$	91,603.62
Investment made during the year	$	(84,517.00)
Subtotal	$	**7,086.62**
Deduct		
Owners' Drawings during the year	$	-
Owner Distributions for the year	$	-
Subtotal	$	**-**
Equity as of December 31, 2023	$	**7,086.62**

CPA

CEO

MUVR TECHNOLOGIES, INC
Statement of Cashflows
For the year ended December 31, 2023

	2023
	$
CASH FLOW FROM OPERATING ACTIVITIES	
Profit for the year	91,603.62
Net cash (used in)/from operating activities	**91,603.62**
CASH FLOW FROM INVESTING ACTIVITIES	
Property, and Equipment	-
Leasehold Improvements	-
Net cash (used in) investing activities	**-**
Cash Flow from Financing Activities	
Investment	
Owners' Drawings	-
Loan Payable	-
Net cash (used in) financing activities	**-**
Net (decrease) / increase in cash and cash equivalents	91,603.62
Cash and cash equivalents at beginning of the year	3,385.05
Cash and cash equivalents at the end of the year	**94,988.67**

DocuSigned by:

A4278CB3A96B424...

CPA

CEO

Muvr Technologies, Inc.
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2023

Summary of Significant Accounting Policies

The Company

The financial statements have been prepared to present the financial position and results of operations of Muvr Technologies, Inc. The financial statements only include information from inception (January 30, 2023) through December 31, 2023. Muvr Technologies, Inc. was incorporated in the State of Delaware on January 30, 2023.

Muvr, the creator of innovative moving, furniture delivery, and junk removal solutions, leverages technology to enhance user experiences. With a focus on simplicity and efficiency, Muvr offers seamless services tailored to meet customer needs. Muvr became an independent corporation in 2023, with headquarters in [Delaware].

Fiscal Year

The Company operates on a December 31st year-end.

Principles of Consolidation and Basis of Accounting

The consolidated financial statements include the account of Muvr Technologies, Inc. The accompanying consolidated financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC"). All significant intercompany balances and transactions have been eliminated in the accompanying consolidated financial statements.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, as well as the disclosures of contingent assets and liabilities at the fiscal year-end. Actual results could differ from those estimates.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturns, or otherwise, local competition, or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations. Additionally, unforeseen events such as natural disasters, regulatory changes, or technological disruptions could impact the Company's ability to operate effectively and

achieve its business objectives. It is essential for investors to recognize and consider these risks and uncertainties when evaluating the Company's prospects and investment potential.

Cash and Cash Equivalents
Cash and cash equivalents include cash on hand and highly liquid investments with an original maturity of three months or less. The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Management monitors the Company's cash balances and invests excess cash in accordance with established policies to ensure the preservation of capital and maintenance of liquidity.

Restricted Cash
Restricted cash represents cash that is not readily available for general use by the Company. It includes cash held in escrow accounts, security deposits, and funds designated for specific purposes, such as debt service or regulatory requirements. The Company discloses the nature and purpose of restricted cash in the notes to the financial statements. Any changes in the restricted cash balance are disclosed in the statement of cash flows.

Income Taxes
The Company accounts for income taxes in accordance with the provisions of ASC 740, Income Taxes. Deferred income taxes are recognized for temporary differences between financial statement and income tax reporting. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets are recognized to the extent that it is more likely than not that they will be realized. Management periodically assesses the realizability of deferred tax assets and adjusts the valuation allowance accordingly. The provision for income taxes is computed using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the financial statements or tax returns.

Fair Value of Financial Instruments
The Company assesses the fair value of its financial instruments in accordance with ASC 820, Fair Value Measurements and Disclosures. Financial instruments consist primarily of cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses. The fair values of cash and cash equivalents, accounts receivable, and accounts payable approximate their carrying amounts due to the short-term nature of these instruments. The Company does not hold any financial instruments that would require fair value disclosure beyond what is already recognized or disclosed in the financial statements.

Concentrations of Credit Risk
At Muvr, we are vigilant about monitoring concentrations of credit risk within our operations. Concentrations of credit risk arise when a significant portion of our revenue or assets is exposed to a particular counterparty, geographic region, industry, or other factors that may adversely affect our financial health.

To mitigate credit risk concentrations, we regularly assess and diversify our customer base, vendor relationships, and geographical presence. Additionally, we closely monitor the creditworthiness of our counterparties and implement risk management strategies to minimize potential losses.

Our proactive approach to managing credit risk ensures the stability and resilience of our financial position, safeguarding against adverse developments in specific areas of our business.

Revenue Recognition

At Muvr, we adhere to the principles of revenue recognition outlined in the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 606, "Revenue from Contracts with Customers." Revenue is recognized when control of promised goods or services is transferred to our customers in an amount that reflects the consideration we expect to receive in exchange for those goods or services.

Our revenue recognition policies are consistently applied across all revenue streams and are subject to periodic review to ensure compliance with applicable accounting standards and regulatory requirements.

Research and Development

At Muvr, we recognize the importance of innovation and continuous improvement in our products and services. Research and development (R&D) efforts are integral to our business strategy as we strive to enhance our existing offerings and develop new solutions to meet the evolving needs of our customers.

Our R&D activities encompass a wide range of initiatives, including:

1. Product Enhancements: We invest in enhancing the functionality, performance, and user experience of our existing products. This includes incorporating customer feedback, conducting usability studies, and implementing new features and technologies to stay ahead of market trends.

2. New Product Development: We allocate resources to the development of new products and services that expand our portfolio and address emerging market opportunities. Our R&D team works collaboratively to conceptualize, design, and prototype innovative solutions that meet the needs of our target customers.

3. Technology Innovation: We stay abreast of advancements in technology and explore how they can be leveraged to improve our offerings. This includes researching emerging technologies such as artificial intelligence, machine learning, and augmented reality to identify opportunities for integration into our products and services.

4. Process Optimization: We continually evaluate and optimize our internal processes to streamline operations, increase efficiency, and reduce costs. This includes investing in

automation, implementing best practices, and adopting agile methodologies to accelerate development cycles and time-to-market.

Our commitment to research and development reflects our dedication to delivering value to our customers and maintaining a competitive edge in the marketplace. By investing in innovation, we aim to drive long-term growth and create sustainable value for our stakeholders.

Commitments and Contingencies

As of the date of these financial statements, Muvr is not engaged in any pending or threatened litigation, and we are not aware of any legal proceedings that may have a material impact on the company's financial position or operations. We have not entered into any significant contractual commitments or contingencies that would require disclosure in these financial statements. We remain diligent in monitoring our legal and contractual obligations to ensure compliance and mitigate potential risks to the company.

Loans Receivable – Related Parties

As of the date of these financial statements, Muvr does not have any loans receivable from related parties, nor does it have any outstanding debt owed to related parties. The company's financial position remains debt-free, reflecting our commitment to sound financial management and fiscal responsibility.

Subsequent Events

Subsequent to the date of these financial statements, there have been no material events that would require adjustment or disclosure, and no significant transactions have occurred that would impact the financial position or operations of Muvr. Any material events or transactions that may occur after the reporting period will be disclosed in subsequent financial statements or filings as required.